PROSPECTUS SUPPLEMENT                                            Rule 424(b)(3)
---------------------                                  Registration No.333-87075
(To Prospectus, dated September 21, 1999)




                             MDI ENTERTAINMENT, INC.
                        2,027,000 Shares of Common Stock
                        --------------------------------



     All terms not otherwise defined herein, shall have their defined meanings from the Prospectus dated September 21, 1999.

     This Prospectus Supplement reflects an update to add a description of (i)a recent transaction consummated by MDI and (ii) the appointment of a director to the Board of MDI.

     On September 21, 1999, MDI Entertainment, Inc. (the "Company") entered into a Strategic Alliance Agreement (the "Agreement") with Scientific Games Inc. ("Scientific Games") effective September 1, 1999, for a two-year term which will automatically renew for additional one-year terms until such time as either party serves notice of termination ninety days prior to the expiration date. Under the terms of the Agreement, Scientific Games will market the Company's licensed properties to its clients, which include lotteries in more than 54 nations and 28 U.S. states. The Company will pay to Scientific Games a commission of five, seven-and-a-half or ten percent on each contract, the percentage being keyed to the dollar amount of sales or licenses contracted for, and irrespective of whether the Company or Scientific Games procures the sale of the license. The Company will continue to pay commissions, even after the termination of the Agreement, on contracts entered into while the Agreement had been in effect; however, the Company has the right to continue selling to Scientific Games's clients after the termination of the Agreement and will not be obligated to pay commissions on such contracts.

     To further promote their strategic relationship, on September 21, 1999, the Company sold a subordinated convertible debenture (the "Debenture") to Scientific Games for $ 750,000 which bears interest at 7% per annum and is payable semi-annually, on June 30 and December 31 of each year, until its maturity on September 21, 2009. The Debenture is convertible at the option of Scientific Games for $ 2.00 per share, subject to adjustment under certain circumstances, into an aggregate of 375,000 shares and convertible at the option of the Company at any time after the earlier of (a) September 21, 2001 or (b) after the underlying common stock is registered pursuant to the securities Act of 1933 and the price of the Company's common stock is at least $ 3.00 per share.

     In addition, on September 21, 1999, Steven M. Saferin, President of the Company, sold to Scientific Games 333,333 shares of his common stock at a price of $ 1.50 per share.

     In connection with the placement, the Company paid Venture Partners Capital, LLC, a registered broker-dealer a $ 62,000 cash fee and issued a seven-year warrant to purchase 226,020 shares of common stock at $ 1.25 per share.

     The Board of directors of MDI Entertainment, Inc. have voted to appoint William G. Malloy, President and Chief Executive Officer of Scientific Games International to its Board as of October 1, 1999.

     The Company believes, as a result of the MDI/Sci-Games Strategic Alliance, the addition of Mr. Malloy to the Board will be of significant benefit to both our company and customers. Mr. Malloy's biography follows:

William George Malloy
---------------------

     William G. Malloy is Chairman of the Board, President and Chief Executive Officer of Scientific Games Holdings Corp. (NYSE:SG). Scientific Games is a $230 million per year publicly held company in the international lottery industry. It is a twenty-six year old company with 1200 employees worldwide, and is considered a world leader in providing a full range of lottery products to more than 54 nations and 28 U.S. states as well as various commercial businesses around the globe. The company's core strengths include marketing and the application of advance computer technology to complex printing processes and customer support systems.

     Mr. Malloy led the management buyout of the company in 1991, its initial public offering in 1993 and its secondary offering in 1994.

     In 1997 Scientific Games was recognized by Forbes as one of the top 200 businesses in the United States. Mr. Malloy expanded Scientific Games' global business with the acquisitions of Opax (United Kingdom) and Tele Control (Austria), strengthening the company's presence in the industry and enabling Scientific Games' re-entry into the on-line gaming business.

     Prior to becoming the company's President and Chief Executive officer in December 1990, Mr. Malloy was the company's Vice President, Treasurer and Chief Financial Officer from 1988 to 1990.

     Prior to joining Scientific Games, Mr. Malloy held several positions from 1975 to 1987 with Bally Manufacturing Corporation, Scientific Games' former parent company. His various responsibilities included sales, finance, planning, operations and information systems.

     Mr. Malloy has directed various manufacturing, distribution, financing and service businesses. Industry groups with which he has experience include consumer durable goods, vending, commercial video amusement, printing, regulated gaming and software development. In addition, he is a seasoned international businessman and has extensive experience with various government regulated procurement processes.

     Mr. Malloy also serves on the Board of Directors of the Georgia Chamber of Commerce, Drugs Don't Work in Georgia and the Upper Chattahoochee Riverkeeper.

     Mr. Malloy received his Bachelor of Science degree in Business Administration from Northern Illinois University and his Master of Science in Management (MBA) from Northwestern University's J. L. Kellogg Graduate School of Management in Evanston, Illinois.




     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




           The Date of this Prospectus Supplement is October 4, 1999